The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

August 14, 2024

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (SEC File No. 333-280915) (the “Registrant”)

Dear Ms. O’Neal:

This letter responds to comments provided telephonically to me and Corey Rose of Dechert LLP on August 9, 2024, in connection with your review of the registration statement on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), related to the reorganization of Hartford AARP Balanced Retirement Fund (the “Acquired Fund”), a series of the Registrant, with and into The Hartford Conservative Allocation Fund (the “Acquiring Fund” and, collectively, with the Acquired Fund, the “Funds”), another series of the Registrant (the “Reorganization”), which was filed on July 19, 2024.

On behalf of the Registrant, we have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in the definitive filing to be filed pursuant to Rule 497(b) under the Securities Act. Capitalized terms have the same meaning as defined in the Registration Statement.

(1)

Comment: Please disclose in the response to question 4 in the “Questions and Answers about the Information Statement/Prospectus” section, the estimated costs of the Reorganization to be borne by Hartford Funds Management Company, LLC (“HFMC”).

Response: The Registrant respectfully declines to reflect any costs that HFMC may bear in connection with the Reorganization because (i) the suggested disclosure is not required to be provided pursuant to Form N-14, (ii) the requested disclosure is not believed to be material to a shareholder, (iii) the Funds are not paying these costs, and (iv) HFMC does not recoup its fees.

(2)

Comment: In the section entitled “Synopsis – Comparison of the Investment Objectives, Principal Investment Strategies and Fundamental Investment Restrictions,” the principal investment strategy of the Acquiring Fund discloses that “[t]he debt securities in which certain Underlying Funds may invest include government, corporate and asset-backed securities with a variety of maturities and qualities that range from investment grade to below investment grade (also referred to as “junk bonds”).” Please consider showing “High Yield Investments Risk” as a principal risk instead of an additional risk of the Acquiring Fund in the section entitled “Comparison of the Principal Risks.”

Response: Based on the Acquiring Fund’s current exposure to high yield investments as well as its exposure during the past year, the Registrant does not believe this rises to the level of being a principal risk. The Registrant will review this again during the annual update to evaluate whether this risk disclosure should be added as a principal risk in the Acquiring Fund’s prospectus.

(3)

Comment: With respect to the expense reimbursement arrangements disclosed in the section entitled “Comparison of Fees and Expenses of the Acquired Fund and the Acquiring Fund,” please discuss whether the amounts reimbursed pursuant to these arrangements can be recouped by the reimbursing party.

Response: Amounts reimbursed under the expense limitation arrangements described in the footnotes to the Annual Fund Operating Expenses tables may not be recouped by the reimbursing party.

If you have any further comments or questions, please contact me at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

Assistant Secretary

cc:   Corey Rose